
05006459

ELECTRIC POWER DEVELOPMENT CO., LTD.
15-1 Ginza 6-chome
Chuo-ku, Tokyo 104-8165, Japan

March 1, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-34827
Electric Power Development Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b). Brief descriptions of documents for which no English language version, translation or summary has been prepared are set forth in Annex B.

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai, Andrew W. Winden or Benjamin J. Curran of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Electric Power Development Co., Ltd.

By

Name: Toshifumi Watanabe
Title: Department Director / Corporate Planning & Administration Dept.

TOKYO:28588.1

PAGE 1 OF 27 PAGES
EXHIBIT INDEX ON PAGE 3

(Enclosures)

cc: Izumi Akai, Esq.
Andrew W. Winden, Esq.
Benjamin J. Curran, Esq.
(Sullivan & Cromwell LLP)

Annex A

PAGE 4 Tab A: Documents Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Consolidated Financial Statements (unaudited), for the Nine Months Ended December 31, 2004	February 9, 2005

PAGE 26 Tab B: Press Releases Released to the Public (November 27, 2004 to present)

TOKYO:28588.1

Consolidated Financial Statements (Unaudited)

(for the Nine Months Ended December 31, 2004)

February 9, 2005

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No.: 9513
(URL http://www.jpower.co.jp/)
Representative: Yoshihiko Nakagaki, President
Contact: Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel.: +81-3-3546-2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices: Yes
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2005."

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 9-month period: Yes
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2005."

(3) Changes in scope of consolidation and application of equity method
Consolidated (New): 8 (Exception): 3
Equity Method (New): 1 (Exception): 0
The details are described in "Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2005."

2. Business Performance (From April 1, 2004 to December 31, 2004)

(1) Results of Operations

(Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Nine months ended Dec. 31, 2004	435,234 (3.2)	100,654 (△9.2)	60,787 (8.7)
Nine months ended Dec. 31, 2003	421,683 (-)	110,798 (-)	55,899 (-)
Year ended Mar. 31, 2004	569,854	132,138	44,446

	Net Income	Net Income per Share	Fully diluted Net Income per Share
	Unit: million yen %	yen	yen
Nine months ended Dec. 31, 2004	37,868 (8.1)	272.81	—
Nine months ended Dec. 31, 2003	35,028 (-)	472.89	—
Year ended Mar. 31, 2004	27,623	304.88	—

(Notes) Figures in brackets are changes in percentage from the previous periods.

"Qualitative Information on Progress in Business Performance (Consolidated)"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2004)."

(2) Financial Position

(Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit: million yen	Unit: million yen	%	yen
Nine months ended Dec. 31, 2004	2,055,734	392,313	19.1	2,826.30
Nine months ended Dec. 31, 2003	2,177,845	365,291	16.8	2,631.63
Year ended Mar. 31, 2004	2,076,107	359,645	17.3	2,590.00

"Qualitative Information on Financial Position"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2004)."

(3) Statements of Cash Flows

(Rounded down to the nearest million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of period
	Unit: million yen	Unit: million yen	Unit: million yen	Unit: million yen
Nine months ended Dec. 31, 2004	127,617	△31,246	△80,147	46,220
Nine months ended Dec. 31, 2003	143,855	△39,409	△62,805	101,283
Year ended Mar. 31, 2004	179,948	△64,507	△147,516	27,673

"Qualitative Information on Statements of Cash Flows"
The details are described in "Qualitative Information on the Consolidated Financial Statements (for the Nine Months Ended December 31, 2004)."

3. Forecast for the Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income
Annual	Unit: million yen approximately 578,000	Unit: million yen approximately 55,000	Unit: million yen approximately 35,000

(Reference) Projected net income per share (Annual): approximately 252.15 yen
(Notes) This estimation has no change from that announced November 11, 2004.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

1. Notes Relating to the Preparation of Consolidated Financial Statements for the Third Quarter of the Fiscal Year Ending March 2005

(1) Differences in accounting treatment with methods used in recent consolidated fiscal years

In preparing the Consolidated Financial Statements for the third quarter of the March 2005 period, the company adopted the simplified procedures as explained below, basing its preparation on standards used for the Interim Consolidated Financial Statements, with a view to avoiding misleading investors and other interested parties.

Overview of the Simplified Procedures

① Method of depreciation of depreciable assets

Monthly amounts for depreciation planned for the year are recorded.

(2) Changes in accounting treatment in recent consolidated fiscal years

In line with accounting standards for impairment losses on fixed assets (*A Statement of Opinion on the Setting of Accounting Standards for Impairment Losses on Fixed Assets*, the Business Accounting Council, August 9, 2002) and the *Practical Guidelines for Accounting Standards For Impairment Losses on Fixed Assets* (Practical Guidelines for Business Accounting Standards No. 6, October 31, 2003) which could be applied from consolidated financial statements for the consolidated fiscal year ended March 31, 2004, J-Power is applying these accounting standards and accounting guidelines as of the current consolidated fiscal year. This has resulted in a reduction of 1.848 billion yen in pre-tax net profits for the quarter.

The cumulative amount of impairment losses have been deducted directly from the respective assets.

(3) Changes in consolidation and the scope of application of the equity method

① Matters relating to the scope of consolidation

Consolidated subsidiaries: 18

Names of Companies	Electric Power Business	ITOIGAWA POWER Inc.; Ichihara Power Co., Ltd.; Nikaho-kogen Wind Power Co., Ltd.; Green Power Kuzumaki Co., Ltd.; Nagasaki-Shikamachi Wind Power Co., Ltd.; Green Power Aso Co., Ltd.; J-Wind TAHARA Ltd.; Dream-Up Tomamae Co., Ltd.
	Other Business	JPHYTEC Co., Ltd.; JPec Co., Ltd.; Kaihatsu Denshi Gijutsu Co., Ltd.; EPDC Coal Tech and Marine Co., Ltd.; Kaihatsu Sekkei Consultant Co., Ltd.; J-POWER RESOURCES Co., Ltd.; J-POWER AUSTRALIA PTY. LTD.; JP Business Services Corporation; JPOWER GENEX CAPITAL Co., Ltd.; J-Power Investment Netherlands B.V.

With a view to increasing our competitiveness in our wholesale electricity business, J-Power undertook a reorganization of the group companies on April 1, 2004 to further enhance our operations as a unified group and to step up our initiatives in cutting costs. The reorganization resulted in the following developments within our subsidiaries: (1) Denpatsu Holding Company Ltd. merged into J-POWER. (2) EPDC Industrial Co., Ltd. merged with The Kaihatsu Keisan Center Co., Ltd. and the surviving entity changed its name to JP Business Service Corporation; (3) Kaihatsu Koji Co., Ltd. acquired the compensation department, the hydroelectric facilities maintenance department and the

transmission facilities maintenance department of Denpatsu Kankyo Ryokka Center Co., Ltd. and the hydroelectric, transmission and transformation department of Kaihatu Denki Co., Ltd. through a corporate split and the surviving entity changed its name to JPHYTEC Co., Ltd. ; (4) Kaihatsu Denki Co., Ltd. acquired the environmental afforestation department of Denpatsu Kankyo Ryokka Center Co., Ltd. and the coal unloading and transporting and coal marine transporting department of EPDC CoalTech and Marine Co., Ltd. through a corporate split and surviving entity changed its name to JPec Co., Ltd.

The dissolution of Denpatsu Kankyo Ryokka Center Co., Ltd. was resolved on April 5,2004 and completed on June 14,2004.

Furthermore, as of the current consolidated fiscal year, the following companies became consolidated subsidiaries because they are important in the group's medium to long-term management strategy: Ichihara Power Co., Ltd., Nikaho-Kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., Nagasaki-Shikamachi Wind Power Co., Ltd., Green Power Aso Co., Ltd., J-Wind TAHARA Ltd., and JPOWER GENEX CAPITAL Co., Ltd.

Also, Dream-Up Tomamae Co., Ltd., which had been a non-equity-method affiliate, became a consolidated subsidiary of the Company as a result of the purchase of shares held by Tomamaemacho on July 27,2004.

②Matters relating to accounting under the equity method

No. of companies accounted for under the equity method: 12

Names of Companies	Gulf Electric Public Co., Ltd.; Gulf Cogeneration Co., Ltd.; Gulf Power Generation Co., Ltd.; Nong Khae Cogeneration Co., Ltd.; Samutprakarn Cogeneration Co., Ltd.; Gulf Yala Green Co., Ltd.; Trang Biomass Co., Ltd.; Thaioil Power Co., Ltd.; Independent Power (Thailand) Co., Ltd.; SEC HoldCo, S.A.; Chiahui Power Corporation; GENEX COMPANY, LIMITED

Due to the increased impact of GENEX COMPANY, LIMITED on the consolidated financial statements, it has been included in the affiliates accounted for by the equity method as of this current consolidated fiscal year.

2. Qualitative Information on Financial Affairs and Results for the Third Quarter of the Year Ending March 2005

(1) Qualitative Information on Progress in Business Performance (Consolidated)

Consolidated sales (operating revenues) for the third quarter were 435.2 billion yen, up 3.2% on the same quarter for the previous year, while ordinary revenues for the quarter, including non-operating revenues, were 437.5 billion yen, up 3.1% on the same quarter for the previous year.

On the other hand, in spite of a decrease in personnel expenses and depreciation costs, there was a year-on-year increase of 7.6% in operating costs for the quarter, due chiefly to an increase in fuel expenses resulting from high operational rates for thermal power stations, bringing operating costs to 334.6 billion yen. Due to a significant decrease in interest expenses, year-on-year non-operating expenses for the quarter fell 27.0% to 42.2 billion yen, with total ordinary expenses amounting to 376.7 billion yen, up 2.2% compared to the same period of the previous year.

As a result of the above, ordinary income for the quarter finished at 60.8 billion yen, an 8.7% increase over the corresponding quarter of the previous year. Because provisions were made for a drought reserve due to a high water flow, quarterly net profits finished at 37.9 billion yen, a rise of 8.1% over the corresponding quarter of the previous year.

An overview of results by business segment (after deduction of internal transactions between segments) is shown below.

(Electric Power Business)

Electric power sales for the quarter for both hydroelectric and thermal power combined rose 2.8% to 45.5 billion kWh in comparison with the corresponding quarter for the previous year. A higher water flow (flow rate 111% 123%) in comparison with the same quarter of the previous year resulted in a 3.1% increase in hydroelectric power generation, totaling 9.3 billion kWh. High operation rates at power stations also resulted in a year-on-year quarterly increase for thermal power generation, which rose 2.7% to 36.2 billion kWh.

Following on from the consolidation of ITOIGAWA POWER Inc. in the previous fiscal period, the new consolidation of other electricity utilities in this quarter lifted sales by 0.5 billion kWh, or 51.5% over the previous corresponding quarter, bringing the total volume of electric power sales to 46 billion kWh, up 3.2% on the same quarter for the previous year for all electricity business combined. Newly consolidated companies during this quarter include: Ichihara Power Co., Ltd., which commenced operations as of the current period, Nikaho-kogen Wind Power Generation Co., Ltd., Green Power Kuzumaki Co., Ltd. and Dream-Up Tomamae Co., Ltd.

In spite of a fall in transmission revenues due to a revision in charges, electric utility operating revenues for the quarter rose 4.3% on the same quarter of the previous year to 411.1 billion yen. This was due to increased revenues resulting from high operation rates at thermal power stations and the operation of Okutadami and Otori power stations for the entire year (commencement of operations: June 2003), and sales from newly consolidated

Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Generation Co., Ltd., Green Power Kuzumaki Co., Ltd. and Dream-Up Tomamae Co., Ltd.

On the other hand, electric utility operating costs rose 9.7% over the same quarter of the previous year to 306.4 billion yen in spite of a decrease in personnel costs and depreciation costs. This was due to increase in fuel costs for the high operation of thermal plants, repair and maintenance costs following periodic inspections, and operating costs for newly consolidated subsidiaries.

(Other Business)

Operating revenue for other businesses totaled 24.1 billion yen, down 12.2% on the corresponding quarter for the previous year. In spite of an increase in incidental business operating revenues for company, there was a decline in sales in the non-group consolidated subsidiaries.

On the other hand, in spite of an increase in operating expenses for incidental business, a fall in sales costs accompanying lower sales for non-group consolidated subsidiaries resulted in a year-on-year decrease of 10.5% in operating expenses for the quarter, finishing at 28.2 billion yen.

(2) Qualitative Information on Progress in Financial Standing (Consolidated)

While fixed assets increased due to the impact of the consolidation of Ichihara Power Co., Ltd., newly consolidated as of the current year, a decrease resulting from progress in depreciation reduced asset value by 54.7 billion yen in comparison with the end of the previous consolidated fiscal year to 1.8904 trillion yen. Total assets, a figure arrived at by combining fixed assets and current assets, fell by 20.4 billion yen from the end of the previous fiscal period to 2.557 trillion yen.

On the other hand, due to the repayment of loans and bonds, liabilities decreased 53.7 billion yen from the end of the previous consolidated fiscal period, bringing total liabilities at the end of the quarter to 1.6622 trillion yen. Of this, consolidated liabilities decreased 63.3 billion yen from the pervious consolidated fiscal period, finishing at 1.5296 trillion yen.

Total equity at the end of this quarter showed an increase of 32.7 billion yen from the end of the previous consolidated fiscal period, totaling 392.3 billion yen.

(3) Status of the Consolidated Cash Flow

The balance of cash and cash equivalents at the end of the quarter was characterized by an increase of 127.6 billion yen as a result of operating activities. There were expenditures, however, of 31.2 billion yen due to investing activities including the acquisition of fixed assets. Also, there was 80.1 billion yen in expenditure for financing activities. Combining the increase of 2.3 billion yen brought about by the new consolidation of companies and the balance of 27.7 billion yen from the end of the previous fiscal period resulted in a balance of 46.2 billion yen at the end of the third quarter.

(Cash Flow Generated by Operating Activities)

Cash flow generated by operating activities was characterized by an increase in operating revenues due to the high level of activity in thermal power stations. However, a reduction in depreciation expenses and an increase in inventories resulted in a decrease in revenues amounting to 16.2 billion yen (11.3%) relative to the corresponding quarter last year, bringing the total revenues to 127.6 billion yen.

(Cash Flow Generated by Investment Activities)

In spite of an increase in construction costs for J-Wind TAHARA Ltd. and other businesses newly consolidated as of the current fiscal period, a reduction in loans to new business-related IPP operating companies caused cash flow used in investment activities to fall by 8.2 billion yen (20.7%) relative to the corresponding quarter last year, bringing expenditure to 31.2 billion yen.

(Cash Flow Generated by Financing Activities)

Cash flow generated by financing activities was characterized by a reduction in the repayment of long-term loans, an increase in income resulting from long-term borrowing, and an increase in the difference between income from the issue of Commercial Paper (CP) and expenditure resulting from repayments. However, an increase in bond redemption (including debt assumption) and the absence of income from the issue of shares which was present in the same quarter of the previous year resulted in a year on year increase of 17.3 billion yen (27.6%) in expenditure for the quarter to 80.1 billion yen.

3. CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Dec. 31. 2004	As of Mar. 31. 2004	Increase / decrease	As of Dec. 31. 2003
(Assets)				
Property, Plant and Equipment	1,890,423	1,945,140	△ 54,717	1,956,892
Power plants	1,564,040	1,623,367	△ 59,326	1,647,984
Hydroelectric power production facilities	496,958	506,703	△ 9,744	508,483
Thermal power production facilities	700,495	746,203	△ 45,707	763,772
Internal combustion power generation facilities	10,218	—	10,218	—
Transmission facilities	279,866	289,771	△ 9,905	294,162
Transformation facilities	42,195	43,795	△ 1,600	44,651
Communication facilities	9,866	10,983	△ 1,117	10,878
General facilities	24,439	25,909	△ 1,469	26,035
Other property, plant & equipment	27,544	28,982	△ 1,438	28,341
Construction in progress	165,340	160,832	4,508	152,158
Investments and other assets	133,498	131,958	1,540	128,408
Long-term investments	84,609	86,081	△ 1,471	84,208
Deferred tax assets	46,092	44,270	1,822	42,099
Other investments	2,797	1,688	1,109	2,180
Allowance for doubtful accounts	△ 1	△ 81	80	△ 80
Current assets	165,310	130,967	34,343	220,952
Cash and bank deposits	46,350	27,804	18,546	101,632
Notes and accounts receivable	50,509	49,722	786	47,661
Short-term investments	8,857	7,918	939	4,998
Inventories	17,982	11,750	6,232	11,378
Deferred tax assets	3,119	4,943	△ 1,823	8,385
Other current assets	38,495	28,844	9,650	46,904
Allowance for doubtful accounts	△ 5	△ 17	11	△ 7
Total assets	2,055,734	2,076,107	△ 20,373	2,177,845

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Dec. 31, 2004	As of Mar. 31, 2004	Increase / decrease	As of Dec. 31, 2003
(Liabilities, Minority Interests and Shareholders' Equity)				
Long-term liabilities	1,381,401	1,510,088	△ 128,687	1,583,272
Bond	670,541	829,751	△ 159,210	814,751
Long-term loans	655,397	625,116	30,281	715,004
Accrued employee retirement benefits	49,604	49,546	57	52,243
Other allowances	420	404	15	—
Deferred tax liabilities	282	254	27	153
Other long-term liabilities	5,155	5,014	140	1,119
Current liabilities	278,995	205,165	73,830	228,180
Current portion of long-term debt and other	95,268	57,595	37,672	91,506
Short-term loans	29,408	40,466	△ 11,057	56,467
Commercial paper	79,000	40,000	39,000	—
Notes and accounts payable	9,033	12,776	△ 3,742	9,561
Income and other taxes payable	20,733	14,515	6,217	26,666
Other allowances	87	95	△ 8	502
Other current liabilities	45,463	39,714	5,748	43,475
Reserves under special laws	1,808	689	1,118	629
Reserve for fluctuation in water levels	1,808	689	1,118	629
Total liabilities	1,662,204	1,715,943	△ 53,738	1,812,082
Minority interests	1,216	519	697	471
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,849	81,849	—	81,849
Retained earnings	154,429	123,213	31,216	130,618
Unrealized gain on other securities	5,119	3,738	1,380	1,887
Foreign currency translation adjustments	△ 1,534	△ 1,605	71	△ 1,513
Treasury stock	△0	—	△0	—
Total shareholders' equity	392,313	359,645	32,667	365,291
Total Liabilities, Minority Interests and Shareholders' Equity	2,055,734	2,076,107	△ 20,373	2,177,845

(Note) Figures less than one million yen have been rounded off.

4. CONSOLIDATED STATEMENTS OF INCOME

(Unit: millions of yen)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Increase / decrease	Year ended Mar. 31, 2004
(Revenues)				
Operating revenues	435,234	421,683	13,551	569,854
Electric power	411,103	394,203	16,900	522,922
Other	24,130	27,479	△ 3,349	46,931
Non-operating revenues	2,300	2,881	△ 581	4,067
Dividend income	855	692	163	912
Interest income	595	564	30	794
Equity income of affiliates	—	855	△ 855	804
Other	850	769	80	1,556
Total Ordinary Revenues	437,535	424,565	12,970	573,921
(Expenses)				
Operating expenses	334,580	310,884	23,696	437,715
Electric power	306,425	279,411	27,013	386,463
Other	28,155	31,472	△ 3,317	51,251
(Operating income)	(100,654)	(110,798)	(△ 10,144)	(132,138)
Non-operating expenses	42,167	57,781	△ 15,613	91,759
Interest expenses	37,432	55,648	△ 18,215	83,519
Investment loss on equity method	1,287	—	1,287	—
Other	3,447	2,133	1,314	8,239
Total Ordinary Expenses	376,748	368,665	8,082	529,475
Ordinary income	60,787	55,899	4,887	44,446
(Provision for) reversal of reserve for fluctuation in water levels	1,118	629	489	689
Income before income taxes and minority interests	59,668	55,269	4,398	43,757
Income taxes - current	21,675	20,700	974	16,222
Income taxes - deferred	94	△ 631	725	△ 309
Minority interests or losses	30	172	△ 142	220
Net income	37,868	35,028	2,839	27,623

(Note) Figures less than one million yen have been rounded off.

5. STATEMENT OF RETAINED EARNINGS

(Unit: millions of yen)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Year ended Mar. 31, 2004
(Capital surplus)			
Capital surplus at beginning of year	81,849	—	—
Increase in capital surplus	—	81,849	81,849
Issuance of common stock	—	81,849	81,849
Capital surplus at end of interim period	81,849	81,849	81,849
(Retained earnings)			
Retained earnings at beginning of year	123,213	99,528	99,528
Increase in retained earnings	38,179	35,478	28,073
Net income	37,868	35,028	27,623
Increase in retained earnings due to increase in consolidated subsidiaries	137	0	0
Increase due to the addition of affiliates accounted for by the equity method	173	—	—
Increase due to equity-method changes	—	449	449
Decrease in retained earnings	6,962	4,388	4,388
Dividends	5,410	4,236	4,236
Bonuses to directors and statutory auditors	132	152	152
Decrease in retained earnings due to increase in consolidated subsidiaries	1,420	—	—
Retained earnings at end of period	154,429	130,618	123,213

(Note) Figures less than one million yen have been rounded off.

6. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unit: millions of yen)

	Nine months ended Dec. 31. 2004	Nine months ended Dec.31, 2003	Increase / Decrease	Year ended Mar. 31, 2004
Cash flows from operating activities:				
Income before income taxes and minority interests	59,668	55,269	4,398	43,757
Depreciation	93,025	98,119	△ 5,093	131,380
Loss on impairment of fixed assets	1,848	—	1,848	—
Loss on disposal of property, plant and equipment	2,524	1,107	1,416	2,464
(Decrease) increase in accrued employee's retirement benefits	57	3,105	△ 3,047	407
Increase in reserve for fluctuation in water levels	1,118	629	489	689
Interest and dividends	△ 1,450	△ 1,256	△ 193	△ 1,707
Interest expenses	37,432	55,648	△ 18,215	83,519
(Increase) decrease in notes and accounts receivable	1,263	3,568	△ 2,305	94
(Increase) decrease in inventories	△ 6,353	25	△ 6,379	△ 326
(Decrease) increase in notes and accounts payable	△ 2,744	△ 793	△ 1,950	4,406
Investment loss (profit) on equity method	1,287	△ 855	2,143	△ 804
Others	△ 11,102	△ 5,335	△ 5,767	23,669
Sub-total	176,575	209,232	△ 32,656	287,572
Interest and dividends received	1,261	1,180	81	1,323
Interest paid	△ 34,910	△ 54,126	19,215	△ 87,223
Income taxes paid	△ 15,308	△ 12,429	△ 2,878	△ 21,724
Net cash provided by operating activities	127,617	143,855	△ 16,237	179,948
Cash flows from investing activities:				
Payments for purchase of property, plant and equipment	△ 29,654	△ 30,069	415	△ 52,337
Proceeds from constructions grants	4,605	3,193	1,411	3,124
Proceeds from sales of property, plant and equipment	423	159	263	258
Payments for investments and advances	△ 7,010	△ 16,283	9,273	△ 22,250
Proceeds from collections of investments and advances	1,543	3,716	△ 2,173	7,056
Proceeds from cash and cash equivalents due to inclusion in consolidation	8	—	8	—
Others	△ 1,163	△ 127	△ 1,036	△ 359
Net cash used in investing activities	△ 31,246	△ 39,409	8,162	△ 64,507
Cash flows from financing activities:				
Proceeds from issuance of bonds	29,985	19,998	9,987	49,988
Redemption of bonds	△ 154,210	△ 10,000	△ 144,210	△ 45,010
Proceeds from long-term loans	72,853	4,530	68,323	166,035
Repayment of long-term loans	△ 50,595	△ 234,409	183,813	△ 499,603
Proceeds from short-term loans	136,442	190,805	△ 54,362	239,730
Repayment of short-term loans	△ 148,102	△ 191,159	43,057	△ 256,087
Proceeds from issuance of commercial paper	215,997	14,999	200,998	83,998
Redemption of commercial paper	△ 177,000	△ 15,000	△ 162,000	△ 44,000
Issuance of common stock	—	163,115	△ 163,115	163,115
Payments for purchase of consolidated subsidiary's equity	—	△ 1,439	1,439	△ 1,439
Dividends paid	△ 5,410	△ 4,236	△ 1,174	△ 4,236
Dividends paid to minority interests	△ 108	△ 7	△ 100	△ 7
Others	△0	—	△0	—
Net cash used in financing activities	△ 80,147	△ 62,805	△ 17,342	△ 147,516
Foreign currency translation adjustments on cash and cash equivalents	46	△ 218	265	△ 184
Net (decrease) increase in cash and cash equivalents	16,269	41,422	△ 25,152	△ 32,260
Cash and cash equivalents at beginning of year	27,673	59,787	△ 32,113	59,787
Increase in cash from the addition of consolidated subsidiaries	2,276	74	2,202	147
Cash and cash equivalents at end of the period	46,220	101,283	△ 55,063	27,673

(Note) Figures less than one million yen have been rounded off.

7. Segment Information

(1) Business Segments

[Nine months ended Dec. 31, 2004] (Unit: millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	411,103	24,130	435,234	—	435,234
(2) Intersegment sales	1,034	131,604	132,639	(132,639)	—
Total sales	412,138	155,734	567,873	(132,639)	435,234
Operating expenses	320,105	148,563	468,669	(134,088)	334,580
Operating income	92,032	7,171	99,204	1,449	100,654

[Nine months ended Dec. 31, 2003] (Unit: millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	394,203	27,479	421,683	—	421,683
(2) Intersegment sales	345	103,235	103,580	(103,580)	—
Total sales	394,548	130,714	525,263	(103,580)	421,683
Operating expenses	291,751	122,765	414,516	(103,632)	310,884
Operating income	102,797	7,949	110,746	52	110,798

[Year ended Mar. 31, 2004] (Unit: millions of yen)

	Electric power	Others	Subtotal	Elimination	Consolidated
Operating revenues					
(1) Sales to customers	522,922	46,931	569,854	—	569,854
(2) Intersegment sales	527	150,047	150,575	(150,575)	—
Total sales	523,450	196,978	720,429	(150,575)	569,854
Operating expenses	404,046	184,193	588,239	(150,524)	437,715
Operating income	119,404	12,785	132,189	(50)	132,138

(2) Geographic segments

Since the proportion of the Company's business that is conducted in Japan accounts for more than 90% of the Company's total revenues, geographic segment information is not presented.

(3) Overseas revenues

Overseas revenues are omitted because revenues from foreign countries account for less than 10% of the Company's total revenues.

[Appendix 1]

Revenues and Expenses (Consolidated)

(Unit: millions of yen)

	Nine months ended Dec. 31, 2004 (A)	Nine months Ended Dec. 31, 2003 (B)	(A) – (B)	(A / B)
	million yen	million yen	million yen	%
Operating revenues	435,234	421,683	13,551	103.2
Electric power operating revenues	411,103	394,203	16,900	104.3
Electric power sales to other companies	363,902	345,137	18,765	105.4
Wholesale power business	358,441	341,917	16,523	104.8
Hydro	105,440	103,971	1,469	101.4
Thermal	253,000	237,946	15,053	106.3
Other electric power businesses	5,461	3,219	2,241	169.6
Transmission revenues	45,886	47,546	△ 1,660	96.5
Other electricity revenues	1,315	1,519	△ 203	86.6
Other operating revenues	24,130	27,479	△ 3,349	87.8
Non-operating revenues	2,300	2,881	△ 581	79.8
Dividend income	855	692	163	123.6
Interest income	595	564	30	105.4
Equity income of affiliates	—	855	△ 855	—
Other	850	769	80	110.5
Total Ordinary Revenues	437,535	424,565	12,970	103.1
Operating expenses	334,580	310,884	23,696	107.6
Electric power operating expenses	306,425	279,411	27,013	109.7
Personnel expenses	26,732	31,794	△ 5,062	84.1
Fuel cost	84,252	62,992	21,259	133.8
Repair expense	28,585	19,931	8,653	143.4
Consignment cost	22,316	18,150	4,166	123.0
Taxes and duties	18,722	17,992	730	104.1
Depreciation and amortization cost	90,661	95,828	△ 5,166	94.6
Other	35,154	32,723	2,431	107.4
Other operating expenses	28,155	31,472	△ 3,317	89.5
Non-operating expenses	42,167	57,781	△ 15,613	73.0
Financial expenses	37,432	55,648	△ 18,215	67.3
Investment loss on equity method	1,287	—	1,287	—
Other	3,447	2,133	1,314	161.6
Total Ordinary Expenses	376,748	368,665	8,082	102.2
Ordinary income	60,787	55,899	4,887	108.7
(Provision for) reversal of reserve for fluctuation in water level	1,118	629	489	177.7
Income before income taxes and minority interests	59,668	55,269	4,398	108.0
Income taxes—current	21,675	20,700	974	104.7
Income taxes – deferred	94	△ 631	725	—
Minority interests or losses	30	172	△ 142	17.7
Net Income	37,868	35,028	2,839	108.1

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity

(Units: thousand kW)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Whole power business	16,375	16,375
Hydroelectric	8,551	8,551
Thermal	7,824	7,824
Other electric power businesses(1)	320	134
Total	16,695	16,509

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., and Dream-Up Tomamae Co., Ltd.

(2) Electricity sales and revenues

(Units: million kWh, million yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Whole power business	45,469	358,441	44,234	341,917
Hydroelectric	9,242	105,440	8,965	103,971
Thermal	36,227	253,000	35,269	237,946
Other electric power businesses(1)	563	5,461	372	3,219
Subtotal	46,032	363,902	44,606	345,137
Transmission	—	45,886	—	47,546
Total	46,032	409,788	44,606	392,684

* (1) Operated by ITOIGAWA POWER Inc., Ichihara Power Co., Ltd., Nikaho-kogen Wind Power Co., Ltd., Green Power Kuzumaki Co., Ltd., and Dream-Up Tomamae Co., Ltd.

(3) Result of water supply rate

(Units: %)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Water supply rate	123	111

Non-Consolidated Financial Statements (Unaudited)

(for the Nine Months Ended December 31, 2004)

February 9, 2005

Electric Power Development Co., Ltd.
Address: 15-1, Ginza 6-chome, Chuo-ku, Tokyo
Listed Exchange: Tokyo Stock Exchange 1st Section
Code No.: 9513
(URL http://www.jpower.co.jp/)
Representative: Yoshihiko Nakagaki, President
Contact: Hideo Kimura, Accounting Group Leader, Accounting & Finance Department
Akira Takano, IR Group Leader, Corporate Planning & Administration Department
Tel.: +81-3-3546-2211

1. Items Relating to the Creation of Quarterly Financial Information

(1) Application of simplified methods in accounting practices : Yes

Method of depreciation of depreciable assets Monthly amounts for depreciation planned for the year are recorded..

(2) Differences between the accounting standard applied to the latest fiscal year and that to this 9-month period: Yes

Accounting standards for impairment losses on fixed assets

In line with accounting standards for impairment losses on fixed assets (*A Statement of Opinion on the Setting of Accounting Standards for Impairment Losses on Fixed Assets*, the Business Accounting Council, August 9, 2002) and the *Practical Guidelines for Accounting Standards for Impairment Losses on Fixed Assets* (Practical Guidelines for Business Accounting Standards No. 6, October 31, 2003), which could be applied from consolidated financial statements for the consolidated fiscal year ended March 31, 2004, J-Power is applying these accounting standards and accounting guidelines as of the current consolidated fiscal year. This has resulted in a reduction of 1.279 billion yen in pre-tax net profits for the quarter. The cumulative amount of impairment losses have been deducted directly from the respective assets.

2. Business Performance (From April 1, 2004 to December 31, 2004)

(1) Results of Operations

(Rounded down to the nearest million yen)

	Operating Revenues	Operating Income	Ordinary Income
	Unit: million yen %	Unit: million yen %	Unit: million yen %
Nine months ended Dec. 31, 2004	409,314 (4.4)	91,627 (△10.3)	54,596 (14.6)
Nine months ended Dec. 31, 2003	391,979 (-)	102,093 (-)	47,627 (-)
Year ended Mar.31, 2004	522,595	118,788	33,522

	Net Income	Net income per Share	Fully diluted Net Income per Share
	Unit: million yen %	yen	yen
Nine months ended Dec. 31, 2004	35,459 (16.8)	255.46	—
Nine months ended Dec. 31, 2003	30,366 (-)	409.95	—
Year ended Mar.31, 2004	21,718	240.25	—

(Notes) Figures in brackets are changes in percentage from the previous periods.

(2) Financial Position

(Rounded down to the nearest million yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	Unit: million yen	Unit: million yen	%	yen
Nine months ended Dec. 31, 2004	1,978,689	373,232	18.9	2,688.84
Nine months ended Dec. 31, 2003	2,110,149	345,129	16.4	2,486.38
Year ended Mar.31, 2004	2,004,703	338,336	16.9	2,437.04

3. Forecast for the Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

	Operating Revenues	Ordinary Income	Net Income
Annual	Unit: million yen approximately 536,000	Unit: million yen approximately 48,000	Unit: million yen approximately 31,000

(Reference) Projected net income per share (Annual): approximately 223.33 yen
(Notes) This estimation has no change from that announced November 11, 2004.

Forward-Looking Statements

The earnings forecasts above are based on various estimates and assumptions. Accordingly, there can be no assurance or guarantee that the future estimated figures mentioned here will actually be achieved.

1. NON-CONSOLIDATED BALANCE SHEET

(Unit: millions of yen)

	As of Dec. 31, 2004	As of Mar. 31, 2004	Increase / decrease	As of Dec. 31, 2003
(Assets)				
Property, Plant and Equipment	1,857,003	1,918,851	△ 61,847	1,930,763
Power plants	1,567,446	1,644,724	△ 77,278	1,668,993
Hydroelectric power production facilities	498,394	515,781	△ 17,387	517,235
Thermal power production facilities	706,179	751,760	△ 45,580	769,322
Transmission facilities	283,835	293,841	△ 10,006	298,257
Transformation facilities	43,308	44,870	△ 1,562	45,708
Communication facilities	10,616	11,811	△ 1,195	11,703
General facilities	25,112	26,659	△ 1,547	26,765
Incidental business-related property, plant & equipment	369	35	334	—
Non-operating property, plant & equipment	226	—	226	—
Construction in progress	165,234	164,696	537	156,211
Investments and other assets	123,727	109,395	14,331	105,557
Long-term investments	39,943	37,233	2,710	36,626
Long-term investments in affiliated Companies	54,437	45,205	9,232	43,310
Long-term prepaid expenses	2,645	1,659	985	2,136
Deferred tax assets	26,700	25,296	1,403	23,484
Current assets	121,685	85,852	35,833	179,386
Cash and bank deposits	31,187	6,299	24,887	85,105
Acceptance receivable	—	3	△ 3	—
Accounts receivable	47,175	44,877	2,297	44,630
Accrued income	965	3,839	△ 2,874	1,218
Short-term investments	8,146	7,281	865	4,292
Inventories	13,722	8,167	5,554	8,751
Prepaid expenses	3,233	1,005	2,228	2,611
Short-term loans to affiliated Companies	4,498	2,246	2,251	2,498
Deferred tax assets	1,646	3,068	△ 1,422	6,466
Other current assets	11,110	9,061	2,048	23,813
Total assets	1,978,689	2,004,703	△ 26,014	2,110,149

(Note) Figures less than one million yen have been rounded off.

(Unit: millions of yen)

	As of Dec. 31, 2004	As of Mar. 31, 2004	Increase / decrease	As of Dec. 31, 2003
(Liabilities)				
Long-term liabilities	1,348,084	1,487,194	△ 139,110	1,560,512
Bond	670,541	829,751	△ 159,210	814,751
Long-term loans	634,876	614,784	20,092	704,051
Long-term accrued liabilities	1,014	1,092	△ 78	1,092
Accrued employee retirement benefits	38,218	38,237	△ 19	40,612
Other long-term liabilities	3,433	3,328	105	5
Current liabilities	255,564	178,484	77,080	203,878
Current portion of long-term debt and other	91,624	54,960	36,663	89,076
Short-term loans	23,000	38,600	△ 15,600	52,900
Commercial paper	79,000	40,000	39,000	—
Accounts payable	3,088	1,853	1,235	2,156
Accrued accounts	5,282	4,473	808	4,914
Accrued expenses	12,249	12,845	△ 596	15,432
Income and other taxes payable	19,276	8,994	10,282	21,771
Deposits received	1,044	487	556	1,101
Short-term debt to affiliated companies	18,441	15,171	3,270	11,956
Advances received	725	423	301	488
Other current liabilities	1,832	674	1,158	4,080
Reserves under special laws	1,808	689	1,118	629
Reserve for fluctuation in water levels	1,808	689	1,118	629
Total liabilities	1,605,456	1,666,367	△ 60,910	1,765,020
(Shareholders' equity)				
Common stock	152,449	152,449	—	152,449
Capital surplus	81,852	81,849	2	81,849
Additional paid-in capital	81,852	81,849	2	81,849
Retained earnings	134,172	100,683	33,489	109,330
Legal reserve	6,029	5,999	30	5,999
Voluntary reserve	74,887	57,022	17,865	57,022
Reserve for loss from overseas investment, etc.	51	51	—	51
Reserve for special disaster	14	10	4	10
Exchange-fluctuation preparation reserve	1,960	1,960	—	1,960
General reserve	72,861	55,000	17,861	55,000
Unappropriated retained earnings at the end of the term	53,255	37,661	15,593	46,308
Unrealized gain on securities	4,758	3,353	1,405	1,500
Treasury stock	△0	—	△0	—
Total shareholders' equity	373,232	338,336	34,896	345,129
Total Liabilities and Shareholders' Equity	1,978,689	2,004,703	△ 26,014	2,110,149

(Note) Figures less than one million yen have been rounded off.

2. INTERIM NON-CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: millions of yen)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Increase / decrease	Year ended Mar. 31, 2004
Ordinary revenues				
Operating revenues	409,314	391,979	17,334	522,595
Electric power	406,677	391,301	15,375	518,978
Electric power sales to other companies	358,441	341,917	16,523	453,478
Transmission revenues	45,886	47,546	△ 1,660	63,398
Other electricity revenues	2,349	1,837	512	2,100
Incidental business revenues	2,637	677	1,959	3,617
Consulting business	1,514	644	870	3,028
Coal sales business	1,019	—	1,019	496
Other incidental business	103	33	69	91
Non-operating revenues	2,510	1,927	582	2,839
Financial revenues	2,127	1,407	720	1,788
Dividend income	1,545	868	677	1,077
Interest income	582	539	43	711
Non-business revenues	382	520	△ 137	1,050
Gain on sale of fixed assets	16	8	7	18
Other	366	512	△ 145	1,031
Total ordinary revenues	411,824	393,907	17,917	525,434
Ordinary expenses				
Operating expenses	317,687	289,886	27,800	403,807
Electric power	315,541	289,305	26,235	400,754
Hydroelectric power production expenses	44,890	45,280	△ 389	64,292
Thermal power production expenses	191,336	166,678	24,657	226,968
Transmission expenses	23,108	23,933	△ 825	32,529
Transformation expenses	5,621	5,830	△ 208	7,711
Selling expenses	685	703	△ 17	922
Communication expenses	3,680	3,407	273	4,880
General and administrative expenses	40,911	38,362	2,549	56,662
Enterprise tax	5,306	5,109	196	6,787
Incidental business expenses	2,145	580	1,565	3,053
Consulting business	1,173	544	629	2,457
Coal sales business	798	—	798	448
Other incidental business	173	36	137	147
(Operating income)	(91,627)	(102,093)	(△ 10,466)	(118,788)
Non-operating expenses	39,541	56,393	△ 16,852	88,104
Financial expenses	37,208	56,103	△ 18,895	84,024
Interest expenses	37,073	55,436	△ 18,363	83,236
Amortization of stock issue expenses	—	583	△ 583	583
Amortization of bond issue expenses	119	80	38	192
Amortization of bond issue discount	15	2	13	12
Non-business expenses	2,333	290	2,042	4,080
Loss on sale of fixed assets	23	2	21	10
Other	2,309	288	2,021	4,069
Total ordinary expenses	357,228	346,280	10,948	491,911
Ordinary income	54,596	47,627	6,968	33,522
(Provision for) reversal of reserve for fluctuation in water levels	1,118	629	489	689
Income before income taxes	53,477	46,998	6,479	32,833
Income taxes - current	18,789	16,652	2,137	10,592
Income taxes - deferred	△ 772	△ 20	△ 751	522
Net income	35,459	30,366	5,093	21,718
Retained earnings brought from previous term	17,190	15,942	1,248	15,942
Unappropriated retained earnings	53,255	46,308	6,946	37,661

(Note) ① Figures less than one million yen have been rounded off.
② Unappropriated profits for the current Q3 of 2005 include the 604 million yen unappropriated profits assimilated by Denpatsu Holding Company Ltd. on April 1, 2004.

[Appendix 1]

Revenues and Expenses (Non-Consolidated)

	Nine months ended Dec.31 2004 (A)	Nine months ended Dec.31 2003 (B)	(A) - (B)	(A/B)	Percentage of total	
					(A)	(B)
	million yen	million yen	million yen	%	%	%
Ordinary revenues						
Operating revenues	409,314	391,979	17,334	104.4	99.4	99.5
Electric power sales to other companies	358,441	341,917	16,523	104.8	87.0	86.8
Hydro	105,440	103,971	1,469	101.4	25.6	26.4
Thermal	253,000	237,946	15,053	106.3	61.4	60.4
Transmission revenues	45,886	47,546	△ 1,660	96.5	11.2	12.1
Other electricity revenues	2,349	1,837	512	127.9	0.6	0.4
Incidential business revenues	2,637	677	1,959	389.0	0.6	0.2
Non-operating revenues	2,510	1,927	582	130.2	0.6	0.5
Total	411,824	393,907	17,917	104.5	100.0	100.0
Ordinary expenses						
Operating expenses	317,687	289,886	27,800	109.6	88.9	83.7
Personnel expenses	26,772	31,856	△ 5,084	84.0	7.5	9.2
Fuel cost	84,274	64,116	20,157	131.4	23.6	18.5
Repair expense	31,969	21,972	9,996	145.5	8.9	6.3
Water right fee	3,997	3,815	182	104.8	1.1	1.1
Fixed asset tax	12,857	12,488	369	103.0	3.6	3.6
Depreciation and amortization cost	91,566	97,317	△ 5,750	94.1	25.6	28.1
Other	58,797	52,628	6,168	111.7	16.5	15.2
Enterprise tax	5,306	5,109	196	103.8	1.5	1.5
Incidential business expenses	2,145	580	1,565	369.5	0.6	0.2
Non-operating expenses	39,541	56,393	△ 16,852	70.1	11.1	16.3
Financial expenses	37,208	56,103	△ 18,895	66.3	10.4	16.2
Other	2,333	290	2,042	802.8	0.7	0.1
Total	357,228	346,280	10,948	103.2	100.0	100.0
Ordinary income	54,596	47,627	6,968	114.6		
(Provision for) reversal of reserve for fluctuation in water levels	1,118	629	489	177.7		
Income before income taxes	53,477	46,998	6,479	113.8		
Income taxes	18,017	16,632	1,385	108.3		
current	18,789	16,652	2,137	—		
deferred	△ 772	△ 20	△ 751	—		
Net Income	35,459	30,366	5,093	116.8		

(Note) Figures less than one million yen have been rounded off.

[Appendix 2]

(1) Generation capacity

(Units : thousand kW)

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003
Hydroelectric	8,551	8,551
Thermal	7,824	7,824
Total	16,375	16,375

(2) Electricity sales and revenues

(Units: million kWh, million yen)

	Nine months ended Dec. 31, 2004		Nine months ended Dec. 31, 2003	
	Electricity sales	Electricity and transmission revenues	Electricity sales	Electricity and transmission revenues
Hydroelectric	9,242	105,440	8,965	103,971
Thermal	36,227	253,000	35,269	237,946
Subtotal	45,469	358,441	44,234	341,917
Transmission	—	45,886	—	47,546
Total	45,469	404,327	44,234	389,464

(3) Results of water supply rate

(Units: %)

	Nine months ended Dec.31, 2004	Nine months ended Dec.31, 2003
Water supply rate	123	111

(Summary English translation)

February 10, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 7th corporate bond (10-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Mizuho Securities Co., Ltd. and Daiwa Securities SMBC Co., Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 7th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 7th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	30 billion Yen
3. Date of issue	February 24, 2005
4. Coupon rate	1.45% of par value per annum
5. Issue price	99.95 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	December 19, 2014 (10-year period: bullet maturity)
8. Yield on the bond	1.455% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	February 10, 2005(Thu)
Offering period	February 10, 2005(Thu)
Payment due date	February 24, 2005(Thu)

(Summary English translation)

February 10, 2005

Electric Power Development Co., Ltd.

Announcement on an issue of Electric Power Development Co., Ltd.'s 8th corporate bond (20-year bond)

Electric Power Development Co., Ltd. ("J-POWER") today entered into a subscription agreement and an offering handling agreement with Mizuho Securities Co., Ltd. and Daiwa Securities SMBC Co. Ltd., acting as Joint Lead Managers, in connection with the J-POWER's 8th corporate bonds.
The terms of the issue are as follows:

The terms of the issue

1. Name of the bond	Electric Power Development Co., Ltd. 8th Domestic Unsecured Straight Corporate Bond (with negative pledge clause)
2. Aggregate amount	20 billion Yen
3. Date of issue	February 24, 2005
4. Coupon rate	2.11% of par value per annum
5. Issue price	99.91 yen per par value of 100 yen
6. Interest payment date	Every June 20 and December 20
7. Redemption date	December 20, 2024 (20-year period: bullet maturity)
8. Yield on the bond	2.116% per annum
9. Denomination value	100 million yen
10. Schedule	
Announcement date	February 10, 2005(Thu)
Offering period	February 10, 2005(Thu)
Payment due date	February 24, 2005(Thu)